SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: January 13, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Registration of RMB 600 Million One-Year Short-Term Financing Bonds and

Issuance of First Tranche of RMB 300 Million

SHANGHAI, China, January 13, 2011 – JinkoSolar Holding Co., Ltd. (NYSE: JKS) (“JinkoSolar” or the “Company”), a fast-growing vertically integrated solar product manufacturer with low-cost operations based in China, announced today that Jinko Solar Co., Ltd. (“Jiangxi Jinko”), one of the Company’s wholly owned subsidiaries, has successfully registered its plan to issue unsecured one-year short-term bonds with an aggregate principal amount of RMB 600 million (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Company further announced that under the Registered Issue, Jiangxi Jinko issued unsecured short-term bonds with a principal amount of RMB 300 million on January 13, 2011 (the “First Tranche Issue”).

The Registered Issue allows Jiangxi Jinko to issue RMB-denominated unsecured one-year short-term bonds in two tranches on the PRC inter-bank bond market. The First Tranche Issue was issued on January 13, 2011, and will mature on January 14, 2012. The First Tranche Issue bears a fixed annual interest rate of 5.28%, lower than the current benchmark one-year lending rate of 5.81%. The second tranche with a principal amount of RMB 300 million (the “Second Tranche Issue”) is expected to be issued from February to December in 2011.

Industrial Bank acted as the lead underwriter and bookrunner for the First Tranche Issue with standby commitment. Approximately 83% of the proceeds will be used as working capital, and the remaining 17% will be used to repay bank loans of higher interest rates.

Relevant legal documentation, including the offering circular and issuance announcement of the First Tranche Issue, are published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn). The Company will make required disclosure in respect of the Second Tranche Issue upon its issuance.

“We are proud to announce that we are the second Chinese solar company permitted to issue RMB-denominated bonds,” said Mr. Longgen Zhang, chief financial officer of JinkoSolar. “The Registered Issue requires no pledge or guarantee from JinkoSolar or any third party, which demonstrates investors’ confidence in our ability to deliver strong financial results in 2011 as well as the Chinese government’s support for the solar industry as a whole. Given the expectation that China will continue to increase the lending interest rate to counter the fast-rising inflation following the recent increase in the lending interest rate on December 26, 2010, we believe the Registered Issue will provide us with favorable interest rates and improve our capital structure by broadening our financing channels, lowering financial risk and enhancing our cash position.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations, based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are solar modules, silicon wafers and solar cells. As of June 30, 2010, JinkoSolar had an aggregate of approximately 300 customers for its solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of January 13, 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For JinkoSolar’s investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com